FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of September 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	☐	No	☒

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: September 23, 2003

	By:	/s/ Stephen Juge

Name: Stephen Juge
Title: Executive Vice President and General Counsel

Gemplus Ties Up with Asian Technology Partners
To Showcase Secure Identity Management at ix2003

Ix2003 trade event in Singapore from 30 September – 1 October 2003

Singapore – 24 September, 2003 – Gemplus, the world’s leading provider of smart card solutions, with two Asian partners Digital Imaging and Ufinity, will showcase a cost-effective smart card-based ID solution for the corporate and government sector at ix2003. The customized solution brings together best-of-breed technology from the three companies including Gemplus’ GemSAFE, Digital Imaging’s EPISUITE and EDIGuard, and Ufinity’s RightAccess.

Mr. GOH Say Yeow, Head of the Financial and Security Service Business Unit in South East Asia said, “Smart card technology is one of the best platforms for a secure personal identity management system as it brings together security, convenience and cost-efficiency. Our solution, combined with expertise from Digital Imaging and Ufinity, will help customers gain better control of physical and virtual identity management while achieving cost savings by reducing fraud and administration time. The time is right for such a solution, and we have forecasted strong growth of between 20 – 30% over the next three years, driven by security and privacy concerns.”

Gemplus’ GemSAFE is a smart card-based crypto-library product that provides a complement to the network security implementations by storing digital identity credentials on a personal smart card. This delivers key functions required for safe network access and communication including logon and authentication when accessing desktop, network and web applications.

Ufinity’s RightAccess offers the first fully integrated wired and wireless access control infrastructure for enterprises through an Identity Management infrastructure with true Single Sign-On capability. With Ufinity’s RightAccess, an enterprise enhances protection and security of digital assets by ensuring only the right users have access to the right resources. Today, more than one million user accounts in Asia are managed by RightAccess.

Digital Imaging will showcase EPSUITE which is a ready-to-use software application for ID badge design and management. The software captures photographs, signatures and fingerprints, maintains a secure database of cardholder information, and encode contact, contactless smart chips, and magnetic strips and barcodes. The solution also couples the best features of Digital Imaging’s EPISUITE software with the EdiGuard, the latest and most versatile ID retransfer card printer, enabling the encoding, full printing and personalization of smart cards in a single printer pass. The combination will perform well on a variety of card materials including PVC, PVH, PET(100%), ABS or Polycarbonate-type.

Said Mr. Benny TAN, Director of Business Operations for Digital Imaging Asia Pacific region, “Our partnership with Gemplus and Ufinity means customers will have the best secured cards teamed with the best in flexibility and clarity of print and the greatest variety of security applications. White cards with pre-embedded chips can now be printed and graphically personalised in one go with true edge-to-edge printing and true chip-edge printing. The artwork is printable right to the chip edge so that it looks just like pre-printed chip cards. It’s a winning combination.”

Mr. TUNG Teck Lee, Chief Technology Officer of Ufinity, explains: “As an Identity Management solutions provider, we are very happy to showcase a practical deployment of two-factor authentication using Gemplus technology. By using a second ‘identity hardware’ like a smartcard, securing business’s logical assets are further enforced.”

Notes to Editors:

Gemplus is the leading provider of smart card identity management solutions, offering innovative and proven technology to address market requirements. Gemplus’ worldwide corporate customers include Price Waterhouse Coopers, Hong Kong Post and The Boeing Company.

Gemplus is supplier of smart card solutions to numerous national ID programmes:

•	National ID cards: Sultanate of Oman, U.A.E.

•	Immigration clearance and residency cards: Singapore, Philippines, Colombia, Mexico

•	Welfare ID: South Africa, Brazil

•	Healthcare ID: Slovenia, France, Germany

•	Driver’s licenses & car registration: Argentina, El Salvador, Mexico, India

Gemplus is an active participant in industry-level efforts to address physical and virtual security concerns including the Open Security Exchange and the European Commission sponsored S-travel (Secure-Travel) program.

About Gemplus

Gemplus International S.A.(Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.

www.gemplus.com

About Digital Imaging

Digital Imaging Asia Pacific Pte Ltd is one of the fully owned subsidiaries of ImageWare Systems Inc. Imageware Systems, Inc (IW listed in ASE, America) is a main player of law enforcement and biometrics solution provider. Digital Imaging and companies are the producers of the leading ID design and management packaged software called EPISuiteTM, the leading Software Development Kit called the EPIBUILDERTM for large ID projects development. These software solutions combined with the best ID hardware like EdiGuardTM card printers and related peripherals, Digital Imaging and companies have evolved to major players in ID systems and solutions worldwide. Besides creating and expanding the distribution network of its products,

Digital Imaging is actively working with partners on huge projects like: National ID cards, Drivers license cards, Airlines, Airports and big Corporate ID badges for both the staff and visitors worldwide.

About Ufinity Pte Ltd

Ufinity is a leading provider of Identity Management technology, specializing in the area of access control over wired and wireless solutions. Its flagship product RightAccess™ is the only product that can authenticate users over multiple communication channels like Web, WAP, SMS, and Wi-Fi. RightAccess™ offers businesses a unified and easy-to-use framework to authenticate, authorise, and administer user access across disparate and extranet information networks in multiple geographical locations, while acting to secure business information at the application level.

Ufinity began as a government (IDA) led technology consortium in 1996 and now has key customers in the mobile carrier (StarHub, SingTel), government (National Library Board, IDA), and entertainment sectors (Golden Harvest, TVB, The Star). Major investors of the company include Smartlabs (www.smartlabs.com.sg), a joint venture fund by EDB Ventures & Gemplus) and Venture TDF (www.venturetdf.com).

www.ufinity.com

For further information, contact:

Janet LOH
Regional Communications Manager
Gemplus Technologies Asia Pte Ltd
Tel: +65 6317 3746
Email: Janet.LOH-TK@gemplus.com

TONG Sau Loon
Product Director, Identity Management
Ufinity Pte Ltd
Tel: +65 6355 9376

Elliza Abdul Rahim / Amanda GOH
Edelman PR Worldwide
Tel: +65 6733 1110 (ext 223/211)
Email: elliza.abdulrahim@edelman.com / Amanda.goh@edelman.com